SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

An-Yen Hu

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062

(650) 854-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 96209A104	13 D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

15,474,934 shares of Class A Common Stock of Issuer (“Common Stock”), except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP AIV, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), and Mitchell H. Lasky (“Lasky”), the managing members of BCMC VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

15,474,934 shares of Common Stock, except that BCMC VII, the general partner of BCP AIV, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,474,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 96209A104	13 D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,015,052 shares of Common Stock.
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 1,015,052 shares of Common Stock.
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,486,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 12 of 14 Pages

Statement on Schedule 13D

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D originally filed by the Reporting Persons on November 1, 2021 (as amended from time to time, the “Schedule 13D”) relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Wework Inc., a Delaware corporation (the “Issuer” or the “Company”). This Schedule 13D is being filed by Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”), Benchmark Founders’ Fund VII, L.P. (“BFF VII”), Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, and Mitchell H. Lasky.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Amended and Restated Stockholders Agreement

On May 5, 2023, the Company entered into an Amended and Restated Stockholders Agreement, by and among (i) the Company, (ii) SVF Endurance (Cayman) Limited (“SVF I”), (iii) SVF II WW Holdings (Cayman) Limited (“SVF II WW Holdings”) and (iv) BCP AIV (together with SVF I and SVF II WW Holdings, the “Stockholders” and each a “Stockholder”) (the “Amended and Restated Stockholders Agreement”), which amended and restated the Company’s existing Stockholders Agreement, dated as of October 20, 2021 (the “Original Stockholders Agreement”).

The Amended and Restated Stockholders Agreement restates the terms of the Original Stockholders Agreement and, among other things, provides (i) for the appointment of two directors not designated by SVF I and SVF II WW Holdings (the “Independent Directors”), who as of May 5, 2023, were Daniel Hurwitz and Vivek Ranadivé and (ii) for the appointments of Alex Clavel, Vikas Parekh and David Tolley to the board of directors of the Company (the “Board”). The composition of the Board remains the same as was constituted immediately prior to the Company’s entry into the Amended and Restated Stockholders Agreement.

The Amended and Restated Stockholders Agreement also provides that (i) if, at any time the number of directors entitled to be designated by a Stockholder decreases, then such Stockholder and the Company shall take all Necessary Action (as defined in the Amended and Restated Stockholders Agreement) to cause a sufficient number of directors designated by such Stockholder to resign from the Board at or prior to the end of such designated director’s term (as may be determined by the Independent Directors) and (ii) that if a vacancy on the Board arises as a result of (x) the Benchmark Investor or Insight Partners losing their Board designation rights or declining to exercise such rights, (y) the designation rights of SVF I or SVF II WW Holdings stepping down in accordance with the terms of the Amended and Restated Stockholders Agreement or (z) the death, removal or resignation of a director who was not nominated by any of the Stockholders, then such ensuing vacancy in each case shall be filled by a majority vote of the Independent Directors or a committee consisting entirely of Independent Directors.

The Amended and Restated Stockholders Agreement also modifies the Original Stockholders Agreement to provide that, so long as SVF I and SVF II WW Holdings collectively hold a number of shares of Class A Common Stock and Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock”), of the Company, representing in excess of 49.90% of the then-outstanding voting securities of the Company, SVF I and SVF II WW Holdings shall take all Necessary Action to cause the voting restrictions set forth in Article V, Part A, Section 7 of the Company’s Second Amended and Restated Certificate of Incorporation, as amended, to remain in full force and effect.

CUSIP NO. 96209A104	13 D	Page 13 of 14 Pages

Additionally, the Amended and Restated Stockholders Agreement provides that, so long as SVF I and SVF II WW Holdings collectively hold a number of shares of Class A Common Stock and Class C Common Stock representing at least 25% of the then-outstanding voting securities of the Company, (i) SVF I and SVF II WW Holdings are prohibited from taking any external actions to acquire the Company, or increasing their respective ownership of the Company’s voting securities, without first discussing such transaction with the Independent Directors, including as to the use of appropriate protections in such transaction for the potential benefit of the Company’s stockholders other than SVF I and SVF II WW Holdings and (ii) the Company shall not, without the approval of a majority of the Independent Directors, amend, modify, supplement or waive any material terms of the Company’s related party transaction policy.

The foregoing description of the Amended and Restated Stockholders Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement, a form of which is attached as Exhibit G hereto.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)

See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 711,363,722 shares of Class A Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

BCP AIV, for itself and as nominee for BFF VII and BFF VII-B, are a party to that certain Amended and Restated Stockholders Agreement among the Issuer, SVF I and SVF II WW Holdings (together with SVF I, the “Other Parties”). By virtue of BCP AIV being a party to the Amended and Restated Stockholders Agreement, each of the Reporting Persons on this Schedule 13D may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The parties to the Amended and Restated Stockholders Agreement hold, in the aggregate, more than 10% of the Class A Common Stock of the Issuer. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Parties.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	None of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Amendment.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit G: Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2023).

CUSIP NO. 96209A104	13 D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2023

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership
BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.